

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 29, 2008

Mr. Michael W. Bruns
Chief Financial Officer
Dover Saddlery, Inc.
525 Great Road, P.O. Box 1100
Littleton, Massachusetts 01460

> **Re: Dover Saddlery, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 26, 2008**
> **File No. 000-51624**

Dear Mr. Bruns:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 8-K Filed September 26, 2008</u>

1. Please revise your disclosure in the sixth paragraph regarding the period during which you had no consultation with your new independent accountant. This period should include the most recent two fiscal years and the subsequent interim period immediately preceding the engagement of Vitale on September 22, 2008. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

2. We note that the audit committee approved the dismissal of E&Y effective September 22, 2008. Please note that that you should also state the date your former accountant was actually dismissed, and provide the disclosures required

by Item 304(a)(1)(iv) of Regulation S-K through that date. Please tell us whether you actually dismissed E&Y on September 22, 2008 and why E&Y has no basis to agree or disagree with the date of its dismissal disclosed in the first paragraph. If necessary, clarify your disclosures in the first and fourth paragraphs regarding the dismissal of E&Y.

3. To the extent you amend the filing in response to our comments, please obtain and file an Exhibit 16 letter from your former accountant stating whether the accountant agrees or disagrees with the statements made in the amended filing.

Please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Michael W. Bruns
Dover Saddlery, Inc.
September 29, 2008
Page 3

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant